

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2010

<u>Via U.S. Mail</u>

Mr. Dennis Mills, Chief Executive Officer
MI Developments, Inc.
455 Magna Drive
Aurora, Ontario Canada L4G 7A9

> **Re: MI Developments, Inc.**
> **Form 40-F for the year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-31728**

Dear Mr. Mills:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

> Sincerely,

> Linda Cvrkel
> Branch Chief